Zodiac Exploration Inc.

TSX VENTURE: ZEX

May 22, 2013

Zodiac Exploration Announces Release of Second Quarter 2013 Financial Results and

Adoption of Advance Notice By-law

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or “the Company”) (TSX VENTURE:ZEX) announces that it has filed its financial statements and management’s discussion and analysis for the three and six months ended March 31, 2013 on SEDAR at www.sedar.com.

HIGHLIGHTS

During the second quarter of our 2013 fiscal year, Zodiac:

•	Announced that the first well under the farmout agreement ("Farmout Agreement") between the Company and Aera Energy LLC (“Aera”) was spudded on February 5, 2013. Under this agreement Aera has acquired the right to earn a 50% interest in up to approximately 19,600 net acres of Zodiac lands located in Kings County, California provided it fulfills its drilling commitments as required for each earning scenario under the Farmout Agreement;
•	Completed the reconstitution of the management team and board of directors;
•	Continued farm-out discussions with several companies;
•	Continued to reduce its G&A before severance costs; and
•	Ended the quarter with a cash balance of $17.8 million and a working capital balance of $17.1 million.

FINANCIAL HIGHLIGHTS

Canadian $000’s	Three months ended March 31		Six months ended March 31
	2013	2012	2013	2012
Revenue	35	51	72	91
Net loss	955	1,415	2,417	2,762
Funds used in operations(1)	1,186	890	2,416	1,887
Capital expenditure	568	4,604	972	12,467
Total assets	73,999	104,459	73,999	104,459

Cash & cash equivalents	17,789	26,062	17,789	26,062

(1)	Funds used in operations as presented does not have any standardized meaning prescribed by generally accepted accounting principles (“GAAP”) and, therefore, may not be comparable with the calculation of similar measures presented by other entities. See "Non-GAAP Measures" below.

OUTLOOK

The Company’s forward strategy includes continuing to seek joint venture partners for its oil and gas acreage in the San Joaquin basin, California. The benefits are expected to be twofold; it is anticipated to create drilling activity on Zodiac’s lands, reducing our working interest to a level commensurate with a Junior E&P company, and enable the Company to reduce cash expenditures on land lease payments, thereby preserving the Company’s capital.

Zodiac is currently in active discussions with several companies interested in Zodiac’s acreage. While we remain focused on seeking partners, the Company continues to evaluate potential drilling locations which maybe drilled in the future.

Zodiac also continues to identify and evaluate potential corporate transactions both in California where it would complement existing operations and in other jurisdictions, both domestically and internationally, drawing on the company’s extensive Board and management experience.

ADVANCE NOTICE BY-LAW

The Company advises that the board of directors of the Company have approved the adoption of an Advance Notice By-law. The Advance Notice By-law, among other things, includes a provision that requires advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to: (i) a "proposal" made in accordance with section 136(1) of the Business Corporations Act (Alberta) (the "Act"); or (ii) or a requisition of the shareholders made in accordance with section 142(1) of the Act.

Among other things, the Advance Notice By-law fixes a deadline by which holders of record of common shares of Zodiac must submit director nominations to the Chief Financial Officer of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the Chief Financial Officer of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice By-law.

In the case of an annual general meeting of shareholders, notice to the Chief Financial Officer of the Company must be made not less than 30 nor more than 65 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that, is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the nominating shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date.

In the case of a special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to the Chief Financial Officer of the Company must be made not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The Advance Notice By-law is effective and in full force and effect as of the date hereof. In accordance with the terms of the Advance Notice By-law, the Advance Notice By-law will be put to shareholders of the Company for approval at its next meeting of shareholders. If the Advance Notice By-law is not confirmed at the meeting by ordinary resolution of shareholders, the Advance Notice By-law will terminate and be of no further force and effect following the termination of the shareholders meeting.

 The full text of the Advance Notice By-law will be available via SEDAR at www.sedar.com.

About Zodiac

Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California, USA. Zodiac has an accumulated land base of approximately 74,000 net acres in Kings and Kern Counties, California. Zodiac believes that its acreage position contains unconventional (low permeability) as well as conventional light oil prospects.

For more information, please contact :

Zodiac Exploration Inc.

Peter Haverson, Interim President & CEO (403) 444-7844

or

John Newman, Chief Financial Officer (403) 444-7850

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain information contained herein may constitute forward-looking statements or forward-looking information (collectively, “forward-looking statements”) under applicable securities laws, including the Company's search for additional joint venture partners and the anticipated benefits therefrom. Forward-looking statements look into the future, and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements were made. Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize. Such risks include, but are not limited to; operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, existence or acquisitions of reserves and resources, undeveloped lands, skilled, competent personnel and supplies; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in finding, developing and producing resources and reserves and the additional risks set forth under the heading “Risk Factors” in the Company’s annual information form for the year ending September 30, 2012 dated November 27, 2012 and available under the Company’s SEDAR profile at www.sedar.com. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates change except as may be required by applicable securities laws.

The material assumptions that were applied in making the forward-looking statements in this MD&A include: execution of the Company’s existing plans for each of its projects, which may change due to changes in the views of the Company, or if new information arises, which makes it prudent to change such plans; and execution of the Company’s plans to seek additional joint venture partners and additional opportunities in the natural resource sector, which are dependent in part on global economic conditions and upon the prices of commodities and natural resources; and, that management has made the correct interpretation and assessment of the seismic and other exploration data in respect of its acreage position and that assuming such correct interpretation has been made, that anticipated resources will be able to be commercially developed.

Non-GAAP Measures

Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the Securities Commissions in certain Provinces of Canada and the Securities and Exchange Commission.

This press release &A contains terms commonly used in the oil and natural gas industry, such as funds used in operations. Management believes that funds used in operations is a useful financial measurement which assists in demonstrating operational efficiency. This term is not defined by U.S. GAAP (the applicable accounting standard for the Company) and therefore may not be comparable to similar measures presented by other companies. This term should not be considered an alternative to, or more meaningful than, cash flow used in operating activities. Funds used in operations is calculated by taking net income or loss and adding back non-cash items before net changes in non-cash working capital.